ARTICLES OF ORGANIZATION

OF

PRAIRIE CREEK ETHANOL, LLC

The undersigned organizer of a limited liability company organized under the Iowa Limited Liability Company Act, Chapter 490A, Code of Iowa, does hereby adopt the following Articles of Organization for such limited liability company.

ARTICLE I
NAME OF THE LIMITED LIABILITY COMPANY

The name of this limited liability company shall be Prairie Creek Ethanol, LLC.

ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT

The address of the initial registered office of the limited liability company is 503 N Main Street, PO Box 128, Goldfield, Iowa, 50542. The initial registered agent at such address is Robert Malloy.

ARTICLE III
PRINCIPAL OFFICE

The address of the principal office of the limited liability company is 415 N. Locust Street, PO Box 280, Goldfield, Iowa 50542.

ARTICLE IV
PERIOD OF DURATION

The limited liability company’s existence shall commence upon the acceptance of these Articles of Organization by the Secretary of State of Iowa for filing and shall continue for a period of 20 years, unless sooner dissolved pursuant to the terms of its operating agreement, or as otherwise provided by law. The effective date of the business is upon filing.

ARTICLE V
WRITTEN OPERATING AGREEMENT

Any operating agreement entered into by the members of the limited liability company, and any amendments or restatements thereof, shall be in writing. No oral agreement among any of the members or managers of the limited liability company shall be deemed or construed to constitute any portion of, or otherwise affect the interpretation of, any written operating agreement of the limited liability company, as amended and in existence from time to time.

ARTICLE VI
MANAGERS

The business and affairs of the limited liability company shall be governed by managers and/or officers as set forth by the written operating agreement. The actions of a members or any other person acting in any capacity other than as a manager and/or officer of the limited liability company shall not bind the limited liability company.

ARTICLE VII
LIMITATION OF LIABILITY OF MANAGERS/OFFICERS

Managers/Officers of the limited liability company shall not be liable to the limited liability company or its members for monetary damages for breach of fiduciary duty as a manager; provided, however, that this limitation of liability does not apply to any of the following:

1. Breach of the manager’s duty of loyalty to the limited liability company or its members.

2. Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

3. Transaction from which the manager derives an improper personal benefit or a wrongful distribution in violation of Iowa Code Section 490A.807.

IN WITNESS WHEREOF, the aforesaid organizer has caused the execution of the foregoing Articles of Organization on this 17th  day of April 20 06 .

Prairie Creek Ethanol, LLC

By:	/s/ Robert Malloy
Robert Malloy, Organizer

STATE OF IOWA, Wright COUNTY, ss:

On this 17th  day of April , 2006 before me, a Notary Public in and for said county, personally appeared Robert Malloy, to me personally known, who being by me duly sworn, did say that he is the duly authorized person of said Prairie Creek Ethanol, LLC\; that said instrument was signed on behalf of the said Prairie Creek Ethanol, LLC by authority of its managers and the said Robert Malloy acknowledged the execution of said instrument to be his voluntary act and deed of said Prairie Creek Ethanol, LLC, bi it voluntarily executed.

/s/ Jennifer Hogrefe
Notary Public in and for Said State

	JENNIFER HOGREFE	FILED IOWA
[SEAL]	Commission Number 725442 My Commission Expires 11-12-06	SECRETARY OF STATE 4-19-2006 11:05AM W461223 [Bar Code]